02 MAY 16 AM 10:41

CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

May 13, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

02034072

SUPPL

Attention Ms Amy O'Brien

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Dear Sirs,

Re. **Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934**

Please find enclosed the following document :

- **Press release 31 March 2002 Consolidated Financial Results**

  Date distributed : May 13, 2002
  Num. of Annex A : 3
  English version available

In order to facilitate your work I have included the Annex A.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

dlw 5/21

Mod. MI 10208 Q - FI - 300.000 - 12/01

CASSA DI RISPARMIO DI FIRENZE

FIRST QUARTER CONSOLIDATED RESULTS AS AT MARCH 31, 2002

PROFIT BEFORE EXCEPTIONAL ITEMS & TAXES: + 31 % (EURO 43,5 MLN.)

TOTAL FINANCIAL ASSETS: + 2.5 % (EURO 25,779 MLN.)

The Board of Directors of Cassa di Risparmio di Firenze, chaired by Mr. Aureliano Benedetti, met today to approve the consolidated results for the quarter ending 31 March 2002, presented by the Chief Executive Lino Moscatelli.

Consolidated net earnings in the first quarter 2002 amounted to **Euro 20.3 million, up 28.5%** as compared to 2001 first quarter[1]

Interest margin grew 11.5% to Euro 147.6 million and **non-interest income grew 5.8%** (Euro 87 million). Within the latter, a strong contribution came from the **companies valued on equity method (+18.6%).**

Total income reached Euro 234.6, **up 9.3%.**

Operating profit increased by 22.2% (Euro 69.9 million) despite operating costs grew 4.5%. It is worth mentioning that the increase of the latter, higher than budget trend, is due to different accounting principles used for the first time on quarterly reports.

After Euro 21.5 million credit risks precautionary provinsions (+ 13.2%), **income before exceptional items and taxes** reached Euro 43.5 million **(+ 31%).**

When compared with 2001 final result, **customer loans incresead by 1.5%** to Euro 11,703 million, maintaining a **high level of quality** (net NPLs to Euro 193.9 million, -1.5% and cover ratio up to 53.7%).

Total financial assets reached Euro 25,779 million **(+2.5%)** with an almost identical performance on both its components (direct funding +2.2%, indirect funding +2.7%). Within the latter, assets under management totalled Euro 8,197 million, +2.1%.

Florence, May 13, 2002

[1] Profit & Loss Account data comparison is on pro-forma basis.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

CONSOLIDATED BALANCE SHEET

(Euro mln)

ASSETS	31 March 2002	31 December 2001	Var. %
Cash and cash on deposit with central banks and post offices	**144.5**	**147.8**	-2.2%
Credits	**12,321.5**	**12,480.5**	-1.3%
Amounts due from banks	618.2	949.3	
Customer loans	11,703.3	11,531.2	
Bonds and other debt securities	**1,713.9**	**1,699.6**	0.8%
Assets	**1,183.5**	**1,203.8**	-1.7%
Locked-up bonds	384.0	396.9	
Shareholdings	393.0	383.3	
Intangible assets	59.5	61.9	
Property and equipment	347.0	361.7	
Goodwill arising on consolidation and on equity-valued holdings	**141.1**	**146.2**	-3.5%
Other	**1,119.9**	**1,367.9**	-18.1%
TOTAL ASSETS	**16,624.4**	**17,045.8**	

BANCA CR FIRENZE

CONSOLIDATED BALANCE SHEET

(Euro mln)

LIABILITIES AND SHAREHOLDERS' EQUITY	31 March 2002	31 December 2001	Var. %
Debts	**13,309.5**	**13,652.2**	-2.51%
Amounts due to banks	2,498.5	3,083.1	
Customer deposits+Debt securities issued+Third-party funds under administration	10,811.0	10,569.1	2.29%
Provisions	**501.0**	**518.2**	-3.32%
Staff severance indemnity provision	141.0	139.9	
Provisions for risks and charges	308.2	342.9	
Provisions for loan losses	51.8	35.4	
Other liabilities	**1,226.1**	**1,282.7**	-4.41%
Subordinated debt	**489.2**	**489.2**	0.00%
Minority interests	**144.2**	**148.0**	-2.57%
Book value (reserve for general bkg risks & revaluation reserves comprised)	**954.4**	**955.5**	-0.12%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**16,624.4**	**17,045.8**	

CASSA RISPARMIO FIRENZE

CONSOLIDATED BALANCE SHEET

(Euro mln)

PROFIT AND LOSS ACCOUNT	31 March 2002	31 March 2001 PF	Var. %
INTEREST MARGIN	**147.6**	**132.4**	**11.5%**
Net commissions + net other income	81.3	80.4	
Gains (losses) on financial transactions	2.2	-1.0	
Profits/(Losses) of companies valued on equity method + dividends	3.5	2.8	
TOTAL INCOME	**234.6**	**214.6**	**9.3%**
Administrative expenses	-149.1	-142.7	
(a) personnel expense	*-92.3*	*-88.6*	
(b) other administrative expenses	*-56.8*	*-54.1*	
Value adjustments to intangible assets, properties and equipment	-15.6	-14.7	
OPERATING INCOME	**69.9**	**57.2**	**22.2%**
Goodwill	-4.9	-5.0	
Credit risks provisions	-21.5	-19.0	
PROFIT BEFORE EXCEPTIONALS	**43.5**	**33.2**	**31.0%**
Gain (loss) on exceptional items - net	2.6	5.3	
PROFIT BEFORE TAXES	**46.1**	**38.5**	**19.7%**
Income taxes for the year	-23.0	-19.9	
Profit for the year pertaining to minority interests	-2.8	-2.8	
NET PROFIT	**20.3**	**15.8**	**28.5%**

CASSA RISPARMIO FIRENZE

TOTAL FINANCIAL ASSETS

(Euro mln)

	31 March 2002	31 December 2001	Var. %
Direct funding	**11,300.2**	**11,058.3**	**2.2%**
Indirect funding	**14,478.9**	**14,091.5**	**2.7%**
Assets under custody	6,281.9	6,063.7	3.6%
Assets under management	8,197.0	8,027.8	2.1%
GPI (discretional accounts)	2,253.7	2,340.1	-3.7%
Mutual funds	4,345.4	4,089.3	6.3%
Insurance products	1,597.9	1,598.4	0.0%
TOTAL FINANCIAL ASSETS	**25,779.1**	**25,149.8**	**2.5%**

ANNEX A

REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
1.	***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the annual financial statements. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.*** [2]	By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting.	Arts. 77 and 96 of CONSOB Regulation No. 11971/99.	*Borsa Italiana* (Italian Stock Exchange) and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report, and (iii) the minutes of the shareholders' meeting which approved the annual financial statements.	Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting.	Art. 2435 of the Italian Civil Code.	The annual report and the minutes of the shareholders' meeting which approved the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*).

2 The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Stock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
2.	***Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.***	Within four months of the end of the first semester of each accounting year.	Arts. 81 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
3.	***Quarterly reports.***	Within 45 days of the end of each quarter of each accounting year.	Arts. 82 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. [3]
4.	***Prospectuses.***	Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the public.	Art. 94 of Legislative Decree No. 58/1998.	CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, and the public at large.
5.	***Dividend declarations.***	Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public.	Art. 2433 of the Italian Civil Code.	Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
6.	***Preliminary profit announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
7.	***Periodic accounting information and budget announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.

3 Exemptions apply for quarterly reports due at the end of each semester and each accounting year, provided certain conditions are met.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
8.	***Board of Directors' resolutions concerning the approval of the financial statements of CRF and of the CRF group, the semi-annual accounts and proposals for dividend distribution.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
9.	***Information and documents relating to mergers and demergers.***			
(a)	Merger/demerger proposal.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code.	The information must be filed with the Companies' Register and a summary must be published in the Italian Official Gazette.
(b)	Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 70 and 90 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy no later than 25 days prior to the date of the relevant shareholders' meeting.
(c)	Report of the Board of Directors to the Shareholders on the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Information memorandum.	No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99.	CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such information must be disclosed through the public announcement specified above sub (b).
(e)	Resolution of the shareholders' meeting which approved the merger/demerger.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 90 of CONSOB Regulation No. 11971/99. Art. 2502 *bis* and Art. 2504 *novies* of the Italian Civil Code.	CONSOB. The information must be filed together with a number of attachments with the Companies' Register and a summary must be published in the Italian Official Gazette.

		of the deed of merger/demerger.	*novies* of the Italian Civil Code.	Companies' Register.
(g)	Deed of merger/demerger.	Within 10 days of the registration of the deed of merger/demerger with the Companies' Register.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
10.	***Information memorandum regarding acquisitions and disinvestments.***	No later than 15 days from CONSOB's request.	Arts. 71 and 91 of CONSOB Regulation No. 11971/99.	CONSOB may require, depending on the type and size of the acquisition/ Disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy.
11.	***Amendments to the by-laws.***			
(a)	Report of the Board of Directors to the shareholders on the proposed amendments (in the format set out by CONSOB).	At least 30 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 72, par. 2 of CONSOB Regulation No. 11971/99.	The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments.	Within 30 days from the date of the shareholders' meeting that approved the amendments.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
12.	***Issue of debt securities.***			
(a)	Report of the Board of Directors to the shareholders on the proposed issue of debt securities.	At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 75 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Resolution of the shareholders' meeting which has approved the issue of the debt securities.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 2411 of the Italian Civil Code.	The Companies' Register.
13.	***Changes in share capital.***			
(a)	Report of the Board of Directors to the shareholders on the proposed change in share capital.	At least 30 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days [4] prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Report of the external auditors appointed by the Florence Court.[5]	At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 and 92 of CONSOB Regulation No. 11971/99.	CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(c)	Resolution of the shareholders' meeting which has approved the change in share capital.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
			Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Amended text of the by-laws.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information (showing the new amount of share capital) must be filed with the Companies' Register.

Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute

4 In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (art. 94 of CONSOB Regulation No. 11971/99).

5 Only when the increase in share capital is made with the exclusion of pre-emptive rights, or with assets in kind.

		Within 30 days from the date of filing with the Companies' Register.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
14.	***Acquisition/sale of treasury stock.***			
(a)	Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock.	At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of treasury stock will be submitted.	Arts. 73 and 93 of CONSOB Regulation No. 11971/99.	CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock.	Within 30 days from the relevant shareholders' meeting.	Art. 93 of CONSOB Regulation No. 11971/99.	CONSOB.
15.	***Notice of changes in directors, statutory auditors or general manager.***	Within 10 days of appointment/removal.	Art. 100 of CONSOB Regulation No. 11971/99.	Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB.
	Notice of changes in directors.	Within 15 days of appointment/removal.	Art. 2383 of the Italian Civil Code.	Details of the new/resigned directors must be filed with Companies' Register.
16.	***Shareholders' meetings.***			
(a)	Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings.	30 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Publication in the Italian Official Gazette.
(b)	Directors' report on proposals included in the agenda.	15 days before shareholders' meeting.	Ministerial Decree No. 437/98.	Such information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
17.	***Trading on listed securities issued by CRF or other companies of the CRF Group or related securities.***	Within 3 working days from the end of each calendar month.	Arts. 87 and Annex 3F of CONSOB Regulation 11971/99.	CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group on listed securities issued by CRF or other companies of the CRF Group or related securities. Such information, provided that certain thresholds are met, must be made available to the public at the Italian Stock Exchange and through a press release to at least two press agencies, within five working days from the end of each calendar month.
18.	***Opening/closing of branches.***	Must be disclosed promptly.	Rules of the Companies' Register	The opening/closing of the branch must be notified to the Companies Register.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
19.	***Other material information.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies.

CASSA DI RISPARMIO DI FIRENZE S.P.A.

GRUPPO BANCARIO CASSA DI RISPARMIO DI FIRENZE

Relazione Trimestrale Consolidata al 31 marzo 2002

INDICE

Struttura del Gruppo ed Area di Consolidamento

Al 31 marzo 2002 il Gruppo Bancario CR Firenze include le seguenti società:

- Cassa di Risparmio di Firenze S.p.A. (con funzioni di Capogruppo)
- Cassa di Risparmio di Pistoia e Pescia S.p.A.
- Cassa di Risparmio di Civitavecchia S.p.A.
- Cassa di Risparmio di Orvieto S.p.A.
- Centro Riscossione Tributi CERIT S.p.A.
- CFT Finanziaria S.p.A.
- CR Firenze Gestion Internationale S.A.
- Perseo Finance S.r.l.
- Sogetes S.p.A.
- Data Centro S.p.A.
- Infogroup S.p.A.
- Informatica Casse Toscane S.p.A. (in liquidazione)

Tale assetto risulta variato nel corso del trimestre per effetto dell'inclusione di Centro Riscossione Tributi- CERIT S.p.A., conferitaria, dal 1° gennaio 2002, del corrispondente ramo d'azienda di Cassa di Risparmio di Firenze S.p.A. I 224 dipendenti addetti al settore sono passati nella stessa data ai ruoli della nuova società.

Sempre nel mese di gennaio del 2002 è stata presentata istanza alla Banca d'Italia per l'inclusione nel Gruppo della società strumentale Info2B S.p.A.

L'area di consolidamento non presenta variazioni rispetto alla chiusura del bilancio al 31 dicembre 2001, per cui le società appartenenti al Gruppo Bancario sono consolidate integralmente, salvo Perseo Finance S.r.l., "veicolo" dell'operazione di cartolarizzazione di crediti a sofferenza perfezionata a fine 1999, che viene consolidata con il metodo del "patrimonio netto", nonché Sogetes S.p.A., irrilevante ai fini del bilancio consolidato, e Informatica Casse Toscane S.p.A. in liquidazione, che sono valutate al costo.

Sono consolidate proporzionalmente CR Mirandola S.p.A., nella misura del 50,691%, a seguito degli accordi in essere con la Fondazione CR Mirandola, e le società del Gruppo Findomestic (Findomestic Banca S.p.A., Findomestic Sviluppo S.p.A. e Findomestic Leasing S.p.A.), nella misura del 50%, in virtù degli accordi di controllo congiunto con l'altro socio, Cetelem S.A.

Le altre società partecipate almeno al 20%, indicate nella tabella alla pagina seguente, sono consolidate con il metodo del patrimonio netto quando di significativo rilievo ai fini del bilancio consolidato. Si tratta in particolare di Centrovita Assicurazioni S.p.A., Info2B S.p.A., Arval Service Lease Italia S.p.A., Centro Factoring S.p.A., Centro Leasing S.p.A., Eptaconsors S.p.A. e PRO.DU.SER. S.p.A. Le restanti partecipazioni sono valutate al costo.

Nel seguito della presente relazione, quando si farà riferimento al Gruppo, salvo diversa indicazione, dovrà intendersi generalmente richiamato il perimetro di consolidamento come sopra descritto.

L'assetto complessivo del Gruppo e delle sue principali partecipazioni è illustrato in dettaglio nella tabella seguente.

	Partecipaz Diretta	CR Pistoia	CR Civitavecchia	CR Orvieto	CR Mirandola	Infogroup	Info2B	Totale
Società del Gruppo Bancario *								
Cassa di Risparmio di Civitavecchia SpA	51,000%							51,000%
Cassa di Risparmio di Orvieto SpA	73,570%							73,570%
Cassa di Risparmio di Pistoia e Pescia SpA	51,000%							51,000%
Centro Riscossione Tributi – CERIT SpA	100,000%							100,000%
C.F.T. Finanziaria SpA	84,102%	9,853%						93,955%
CR Firenze Gestion Internationale S.A.	80,000%							80,000%
Perseo Finance Srl	60,000%							60,000%
Data Centro SpA	82,474%	15,710%	1,816%					100,000%
Infogroup SpA	94,000%	4,000%	1,000%	1,000%				100,000%
Sogetes SpA		100,000%						100,000%
Altre Società controllate								
Cassa di Risparmio di Mirandola SpA	45,691%	5,000%						50,691%
Centrovita Assicurazioni SpA	43,000%	8,000%						51,000%
Info2B SpA	60,000%					40,000%		100,000%
Società bancarie e finanziarie partecipate almeno al 20%								
Findomestic Banca SpA **	47,170%	2,830%						50,000%
Findomestic Sviluppo SpA **	47,170%	2,830%						50,000%
Centro Factoring SpA	40,863%	5,052%		0,033%	0,004%			45,952%
Centro Leasing SpA	32,522%	6,695%	0,561%	1,182%	0,006%			40,966%
Eptaconsors SpA	20,240%							20,240%
Sviluppo Industriale SpA		30,099%						30,099%
Altre Società partecipate almeno al 20%								
Professional Ducato Servizi SpA	41,036%	6,793%						47,829%
Arval Service Lease Italia SpA	22,500%							22,500%
Centro di Telemarketing SpA	50,000%							50,000%
Ce.Spe.Vi.srl		20,015%						20,015%
Citylife SpA	37,500%							37,500%
ET Group SpA							33,564%	33,564%

* E' esclusa Informatica Casse Toscane S.p.A. in liquidazione

** Sono sottoposte a controllo congiunto con Cetelem S.A.

Le più importanti variazioni intercorse nel trimestre riguardanti gli assetti partecipativi sono le seguenti.

Il 28 febbraio 2002 sono state acquistate dal Gruppo Banca Popolare di Lodi le quote azionarie dallo stesso possedute in CFT Finanziaria S.p.A. (26,41%) ed in Centro Leasing S.p.A. (11,6%) a valori sostanzialmente in linea con il patrimonio netto contabile delle due Società.

Il 2 marzo 2002 l'Assemblea di Cassa di Risparmio di Mirandola S.p.A. ha deliberato l'eliminazione dallo statuto delle clausole che limitavano l'esercizio del diritto di voto ad una quota massima del 35% del capitale per ogni socio. La quota di maggioranza assoluta del 50,691% posseduta dal Gruppo CRF potrà quindi esercitare integralmente il diritto di voto assembleare. Si sta operando per l'inserimento nel Gruppo di CR Mirandola S.p.A. e per il conseguente consolidamento integrale.

Conto Economico Consolidato Riclassificato

Importi in milioni di euro

	1/1 - 31/3 2002	1/1 - 31/3 2001 pro-forma	Variazione percentuale 1/1 - 31/3/2002 - 1/1 - 31/3/2001 pro-forma
Margine di interesse	**147,6**	**132,4**	**11,5%**
Commissioni nette ed altri proventi di gestione netti	81,3	80,4	1,1%
Profitti (Perdite) da operazioni finanziarie	2,2	-1,0	n.s.
Utili delle società al patrimonio netto e dividendi	3,5	2,8	25,0%
Margine d'intermediazione	**234,6**	**214,6**	**9,3%**
Spese amministrative	-149,1	-142,7	4,5%
- spese per il personale	*-92,3*	*-88,6*	4,2%
- altre spese amministrative	*-56,8*	*-54,1*	5,0%
Ammortamenti immobilizzazioni materiali ed immateriali	-15,6	-14,7	6,1%
Risultato di gestione	**69,9**	**57,2**	**22,2%**
Ammortamenti differenze positive di consolidamento e di patrimonio netto	-4,9	-5,0	-2,0%
Accantonamenti per rischi ed oneri e rettifiche nette su crediti e su immobilizzazioni finanziarie	-21,5	-19,0	13,2%
Utile delle attività ordinarie	**43,5**	**33,2**	**31,0%**
Proventi (oneri) straordinari netti	2,6	5,3	-50,9%
Utile lordo	**46,1**	**38,5**	**19,7%**
Imposte sul reddito	-23,0	-19,9	15,6%
Utile d'esercizio di pertinenza di terzi	-2,8	-2,8	0,0%
Utile di esercizio	**20,3**	**15,8**	**28,5%**

Stato Patrimoniale Consolidato Riclassificato

Importi in milioni di euro

ATTIVO	31/03/2002		31/12/2001		Variazione percentuale 31/03/2002 - 31/12/2001	
Cassa e disponibilità presso banche centrali ed uffici postali		144,5		147,8		-2,2%
Crediti		12.321,5		12.480,5		-1,3%
- crediti verso banche	*618,2*		*949,3*		*-34,9%*	
- crediti verso clientela	*11.703,3*		*11.531,2*		*1,5%*	
Titoli non immobilizzati		1.713,9		1.699,6		0,8%
Immobilizzazioni		1.183,5		1.203,8		-1,7%
- titoli immobilizzati	*384,0*		*396,9*		*-3,3%*	
- partecipazioni	*393,0*		*383,3*		*2,5%*	
- immobilizzazioni immateriali	*59,5*		*61,9*		*-3,9%*	
- immobilizzazioni materiali	*347,0*		*361,7*		*-4,1%*	
Differenze positive di consolidamento e di patrimonio netto		141,1		146,2		-3,5%
Altre voci dell'attivo		1.119,9		1.367,9		-18,1%
Totale attivo		**16.624,4**		**17.045,8**		**-2,5%**

PASSIVO	31/03/2002		31/12/2001		Variazione percentuale 31/03/2002 - 31/12/2001	
Debiti		13.309,5		13.652,2		-2,5%
- debiti verso banche	*2.498,5*		*3.083,1*		*-19,0%*	
- debiti verso clientela, debiti rappresentati da titoli e fondi di terzi in amministrazione	*10.811,0*		*10.569,1*		*2,3%*	
Fondi		501,0		518,2		-3,3%
- fondo trattamento fine rapporto	*141,0*		*139,9*		*0,8%*	
- fondi rischi ed oneri	*308,2*		*342,9*		*-10,1%*	
- fondi rischi su crediti	*51,8*		*35,4*		*46,3%*	
Altre voci del passivo		1.226,1		1.282,7		-4,4%
Passività subordinate		489,2		489,2		0,0%
Patrimonio netto di pertinenza di terzi		144,2		148,0		-2,6%
Patrimonio netto **1)**		954,4		955,5		-0,1%
Totale passivo		**16.624,4**		**17.045,8**		**-2,5%**

1) La voce comprende il Fondo per rischi bancari generali e le riserve di rivalutazione

Scenario economico e di settore

Gli eventi imprevedibili occorsi alla fine del 2001 hanno comportato un rallentamento dell'economia mondiale, in particolare negli U.S.A., che comunque non ha assunto il carattere di una vera recessione. La resistenza agli shock mostrata dalle economie industrializzate trova due rilevanti spiegazioni. In primo luogo le politiche monetarie espansive perseguite dalle banche centrali, ed in modo più aggressivo dalla FED, hanno contrastato la caduta del clima di fiducia, inducendo condizioni finanziarie molto favorevoli: indirettamente ne sono derivati effetti positivi anche sui mercati azionari, e ciò ha consentito di limitare la perdita di ricchezza dei privati e la contrazione dei consumi. In secondo luogo, la reazione delle autorità di governo ha portato ad un sostanziale allentamento delle politiche di bilancio: ciò si è tradotto in effettivi trasferimenti di ricchezza negli Stati Uniti, mentre in Europa hanno funzionato gli stabilizzatori automatici. In generale ne è risultato un aumento della spesa pubblica, che nel breve periodo ha contrastato la caduta della spesa privata, per consumi ed investimenti. Come corollario, ed ulteriore elemento di stabilità sistemica, il dollaro ha mostrato una forte solidità nei confronti di euro e yen; questo ha suggerito il prevalere di preferenze di investimento orientate verso attività finanziarie americane, chiaro indice di aspettative di ritorno sugli investimenti in dollari che avrebbero potuto manifestarsi in tempi ragionevolmente più brevi che nel resto del mondo. Rimangono comunque alcuni problemi, tra cui il forte indebitamento delle famiglie americane, che rendono improbabile un ritorno rapido a brillanti tassi di crescita. L'Europa ha subito un rallentamento meno accentuato rispetto agli Stati Uniti, influenzato dai vantaggi competitivi dovuti alla strutturale debolezza dell'euro sul dollaro, ma non è stata in grado di sostituire l'economia americana nella leadership del commercio mondiale. Infatti il dispendio di energie per l'armonizzazione delle istituzioni ha condizionato l'effettiva libertà di concorrenza, limitando di conseguenza l'ottimismo degli investitori, dei consumatori e delle imprese stesse. Sta di fatto che, secondo i più importanti centri di ricerca, complessivamente nella UEM l'incremento del Pil passerebbe dal 1,5% per il 2001 al 1,4% previsto per il 2002.

Anche per l'Italia non si può parlare di recessione in senso tecnico, ma piuttosto di un rallentamento ciclico: il Pil passerebbe dal 1,8% per il 2001 al 1,3% previsto per il 2002. Nei primi mesi dell'anno la crescita dei consumi e degli investimenti è rimasta moderata, mentre le indicazioni recenti suggeriscono solo la possibilità di modesti recuperi nel breve termine. Sul piano dei rapporti con l'estero dopo una forte espansione nel 2000, il 2001 si è chiuso con una crescita pressoché nulla dei volumi di merci scambiati, derivante in gran parte da una riduzione del 3,7% delle esportazioni verso i mercati europei.

Nel primo trimestre del 2002, l'inclinazione positiva e molto accentuata della curva dei tassi indicava il rafforzarsi delle prospettive di un rialzo dei tassi a breve negli Stati Uniti, che tuttavia la Federal Reserve non confermava alla luce delle incertezze della domanda aggregata e del debole tono dell'inflazione. Nell'area UEM l'atteggiamento delle autorità monetarie si è mantenuto più prudente, con l'obiettivo di controllare l'andamento dell'inflazione in un contesto di generale rallentamento economico e di tensioni su alcuni prezzi delle materie prime importate.

Per quanto riguarda i mercati finanziari, i mercati azionari risultano ancora incerti nel primo trimestre del 2002, ma le principali borse americane ed europee hanno registrato una performance leggermente positiva, incoraggiata dalle aspettative di ripresa economica. Sui mercati obbligazionari, la situazione congiunturale ha favorito l'aumento dei rendimenti a medio-lungo termine. Tale andamento è stato influenzato anche dalle rinnovate preoccupazioni sulle attese di inflazione, generate non solo dalla maggiore crescita economica attesa, ma anche dagli andamenti del prezzo del petrolio e dalle incertezze sulla politica economica internazionale.

Per quanto riguarda il mercato del credito, alla fine del primo trimestre del 2002 il tasso di crescita dei prestiti bancari rallenta: passa dal 7,77% di febbraio al 6,64% di marzo. La componente a breve termine ha risentito del venire meno delle operazioni di finanza straordinaria, con un'evidente riduzione del tasso di crescita che risulta più che dimezzato rispetto a quello registrato nella prima parte del 2001. La raccolta bancaria ha invece mostrato un trend espansivo, con una variazione tendenziale positiva del 7,89% a marzo 2002, privilegiando strumenti liquidi. La diminuzione dei rendimenti sul mercato monetario e la

permanenza di condizioni di incertezza sui mercati finanziari, ha indotto la scelta su prodotti di più alta liquidità come i depositi in conto corrente e operazioni PcT, il cui trend di crescita risulta comunque rallentato.

Sul mercato dei tassi bancari, cominciano a manifestarsi i primi segnali di un'inversione di tendenza nell'andamento dei rendimenti. Dopo una lunga fase di discesa, il tasso medio sui depositi si è mantenuto stabile a circa 1,4% nel primo trimestre del 2002. Il tasso medio sugli impieghi ha manifestato una leggera flessione passando dal 5,81% di febbraio 2002 al 5,71% di marzo dello stesso anno. Nel comparto a medio e lungo termine il tasso medio sulle nuove erogazioni a marzo 2002 si è posizionato al 4,71% contro il 5,74% di febbraio 2002 per il settore imprese, mentre per il settore famiglie registra il 5,9% contro il 5,98% di febbraio 2002.

La fase negativa dei mercati del risparmio gestito, condizionato dall'andamento dei mercati finanziari durante la seconda parte del 2001, sembra essere arrivata ad un punto di inversione. Il mercato dei fondi comuni è in ripresa, anche se la crescita dei fondi totali è ancora negativa (-3,5% su dodici mesi), ma in sensibile recupero rispetto alla caduta massima di settembre 2001 (-14,3%). La stessa dinamica mostrano i fondi italiani: a marzo registrano una raccolta positiva per 1.936,2 milioni di euro che si raffronta con i 2.549,1 milioni di euro di marzo 2001. La raccolta netta è sostenuta dalla crescita dei fondi liquidi, in atto dalla seconda parte del 2001, coerentemente con le condizioni ancora incerte dei mercati finanziari. Rimane negativa la raccolta netta dei fondi obbligazionari, mentre in leggero aumento è la categoria dei fondi flessibili. La raccolta dei fondi azionari si mantiene lievemente negativa.

La battuta di arresto delle gestioni patrimoniali registrata tra il 2000 e il 2001 sembra ormai esaurita. Nel complesso nel corso del 2002, il mercato del risparmio gestito potrebbe crescere in misura significativa.

Nel 2001 il mercato dei prodotti assicurativi vita ha mostrato maggiore tenuta tra tutti i prodotti di risparmio gestito. La crescita complessiva della raccolta premi dovrebbe collocarsi attorno al 14%, superando i 45 miliardi di euro. Tra le tipologie di premio sono state privilegiate le tradizionali polizze rivalutabili e le linked indicizzate, mentre le polizze con caratteristiche di previdenza integrativa non hanno avuto ancora successo sul mercato.

Linee di azione e le iniziative del trimestre

I prodotti, i servizi e l'attività commerciale

Valendosi delle iniziative realizzate negli ultimi mesi del 2001, è proseguita con successo l'attività di vendita delle carte di credito e di pagamento. Sul fronte della raccolta si sono registrati incrementi significativi in parte riconducibili al change-over ed ai provvedimenti governativi in materia di "scudo fiscale".

E' proseguito anche l'impegno per lo sviluppo della multicanalità, in vista del lancio del nuovo portale di gruppo "Liberamente.net", avvenuto poi alla fine del mese di aprile 2002. Il Centro Servizi Multicanale lanciato nel secondo semestre 2001, ha iniziato l'operatività out-bound, oltre a quella in-bound, per tutta la clientela del gruppo CRF. In tal modo le banche del gruppo CRF hanno a disposizione una struttura per poter supportare efficacemente campagne di vendita e di sensibilizzazione della clientela stessa.

Nel comparto della bancassicurazione, la unit a capitale protetto Multigrant (lanciata nel giugno 2001) ha continuato ad essere il prodotto più collocato anche nel corso del primo trimestre 2002. Le sottoscrizioni, stante anche la perdurante situazione di incertezza sui mercati finanziari, si sono difatti concentrate su questo prodotto che ha rappresentato l'85% della nuova produzione. La raccolta premi complessiva lorda del Gruppo (inclusa CR Mirandola) nel primo trimestre 2002 risulta pari a circa 37,1 milioni di euro (88,6 mln. di euro il corrispondente dato del primo trimestre 2001).

Durante il primo trimestre 2002 è stata integrata l'offerta dedicata ai promotori finanziari con tutti i comparti di cinque Sicav (Parvest, Merrill Lynch, Pictet, Mellon, JP Morgan Fleming).

Nell'ambito delle gestioni di portafoglio, dopo aver provveduto alla revisione della struttura dell'offerta in ottica di Gruppo, dal 1 gennaio 2002 è stata accentrata l'attività di gestione presso la Capogruppo, tramite il conferimento di delega da parte di CR Pistoia e Pescia.

Il patrimonio gestito sotto forma di gestioni di portafoglio al 31 marzo 2002 ammontava, per il Gruppo, a circa 2.254 milioni di euro.

CR Firenze Gestion International S.A. al 31/3 gestiva circa 2.104 milioni di euro di fondi d'investimento "Giotto Lux", distribuiti dal Gruppo CR Firenze e da CR Mirandola, oltre che da CR Forlì e CR Ravenna.

I finanziamenti a medio lungo termine hanno continuato ad essere il comparto più dinamico degli impieghi. Per andare incontro alle esigenze del mercato è stata ampliata l'offerta di mutui casa, con un nuovo prodotto, denominato "EuroMisto" ed è in fase di lancio una nuova formula di credito, flessibile ed innovativa, denominata "Conto Cantiere".

Nell'area del credito speciale, oltre al proseguimento dell'attività connessa ai rapporti con BEI (Banca Europea Investimenti) e CAI (Credito Agricolo Industriale), sono stati presi accordi di collaborazione con una delle più importanti società di consulenza aziendale per arricchire i contenuti del portale Internet www.Io-Impresa.it con informazioni di carattere fiscale.

A fine marzo il servizio "LiberaMente Via Internet" annoverava 43.296 utenti convenzionati con una crescita di 2.734 unità nei primi tre mesi del 2002, così come, nel segmento imprese, il numero di clienti convenzionati ai servizi di Home Banking e POS/PagoBANCOMAT contava 8.986 unità.

Nella rete dei promotori finanziari "LiberaMente Network", attivata nel settembre 2001, operano 28 Promotori, con una previsione di ulteriori 15 inserimenti nei prossimi 4 mesi. Agli spazi finanziari di Roma Via Paisiello, Roma Prati e Roma Corso V.Emanuele si sono aggiunti quelli di Bologna, Pesaro e Porto Sant'Elpidio.

L'attività creditizia

L'area del credito è stata nel trimestre interessata da importanti novità organizzative, che hanno riguardato tutto il Gruppo.

In particolare le strutture organizzative del settore creditizio delle altre Banche controllate sono state rese conformi a quella della Capogruppo, con la separazione dell'area commerciale da quella del credito. Quest'ultima cura la gestione di tutti gli affidati, con un struttura interna che separa organizzativamente la gestione dei clienti in bonis da quella degli incagliati.

Presso la Capogruppo è stata istituita una nuova unità, separata da quelle di erogazione del credito, con compiti di monitoraggio e controllo del rischio di credito a livello di Gruppo.

E' stata altresì confermata la validità dell'attuale modalità di gestione e controllo dei rischi, basata sulla procedura di rilevazione automatica e giornaliera delle "anomalie" e su regole che responsabilizzano più soggetti con interessi contrapposti.

L'attività finanziaria

La gestione del portafoglio obbligazionario è stata caratterizzata da una politica di riduzione dell'esposizione al rischio di aumento dei tassi d'interesse, mentre il trading sul portafoglio azionario ha colto le opportunità offerte dalla volatilità dei mercati.

Nel complesso il trimestre ha registrato utili netti da negoziazione in titoli, valute e derivati per 2 mln. di euro.

Nel trimestre è stato avviato un piano complessivo di evoluzione dell'assetto organizzativo dell'Area Finanza che si propone, tra l'altro, la progressiva integrazione di tutte le attività del Gruppo presso la Capogruppo.

La gestione dei rischi

Nel primo trimestre è proseguita la politica della Capogruppo di contenimento dei rischi di mercato che era iniziata nel secondo semestre del 2001 e che aveva consentito di ridurre le perdite derivanti dallo sfavorevole andamento dei mercati. Il rischio di tasso strutturale si è anch'esso mantenuto sui livelli medi dello scorso esercizio a dimostrazione che la struttura finanziaria della banca non ha subito particolari variazioni.

I rischi di tasso e di mercato delle altre Banche del Gruppo complessivamente si mantengono intorno alle medie di sistema.

La Capogruppo e le Banche controllate dispongono di strumenti di misurazione dei rischi

rapportati alla differente operatività e che nel complesso ne consentono un adeguato monitoraggio.

L'organizzazione e l'ICT

I più significativi sviluppi riguardanti l'Area, oltre agli interventi a supporto delle nuove realizzazioni nell'Area Commerciale, hanno riguardato il completamento della fase di definitivo passaggio alla moneta unica europea (Change-Over) e l'avvìo di nuovi progetti finalizzati principalmente all'efficientamento dei sistemi contabili, all'integrazione multicanale e all'innalzamento dei livelli di sicurezza e disponibilità del servizio.

La Capogruppo, che gestisce il Sistema Informativo Unificato per le Banche del Gruppo, ha proseguito nel trimestre le attività indirizzate alla razionalizzazione e all'efficientamento dello stesso, tramite la definizione di più chiari e favorevoli accordi con fornitori esterni.

Proseguono infine le attività di accentramento e/o esternalizzazione delle attività di back-office del Gruppo nei comparti Finanza, Estero e Portafoglio Effetti.

Analisi dei risultati consolidati

La situazione patrimoniale ed economica consolidata al 31 marzo 2002 è stata predisposta applicando gli stessi principi contabili adottati per la redazione del bilancio consolidato.

Si ricorda che in seguito agli accordi sottoscritti con il Gruppo BNP Paribas nel giugno 2001, a partire dal primo semestre di tale anno il Gruppo Findomestic viene consolidato con il metodo proporzionale, nella misura del 35,33% in occasione della situazione semestrale 2001 e della trimestrale al 30 settembre 2001 e nella misura del 50%, per effetto del corrispondente aumento delle quote di partecipazione da parte del Gruppo avvenuto nel dicembre dello stesso anno, in occasione del bilancio consolidato al 31 dicembre 2001 e della presente relazione trimestrale. Inoltre, nel mese di luglio 2001 il Gruppo ha incrementato la propria interessenza in CR Orvieto. Di tali circostanze si è pertanto tenuto conto per effettuare l'analisi degli scostamenti dei dati economici dei primi tre mesi dell'esercizio in corso rispetto al medesimo periodo dell'anno precedente, predisponendo uno stato patrimoniale ed un conto economico consolidato "pro-forma" al 31 marzo 2001. In accordo con quanto previsto dal regolamento Consob, si precisa infine che l'ammontare della voce di conto economico "Altre spese amministrative", non disponibile alla data di predisposizione della situazione trimestrale, è stato determinato dividendo per quattro l'importo del budget previsto per l'intero anno 2002, non essendo attualmente ipotizzabili significativi scostamenti.

Il Gruppo CR Firenze ha registrato nei primi tre mesi dell'anno 2002 un **Utile netto** di 20,3 milioni di euro, con un aumento del 28,5% rispetto all'analogo periodo del passato esercizio.

Marzo 2002	Marzo 2001 pro-forma	*Importi in milioni di euro*	Variazione 2002 - 2001 pro-forma	
			assoluta	%
147,6	132,4	Margine d'interesse	15,2	11,5%
234,6	214,6	Margine di intermediazione	20,0	9,3%
69,9	57,2	Risultato di gestione	12,7	22,2%
43,5	33,2	Utile delle attività ordinarie	10,3	31,0%
46,1	38,5	Utile lordo	7,6	19,7%
20,3	**15,8**	**Utile netto**	**4,5**	**28,5%**

Il **Margine d'interesse** è pari a 147,6 milioni di euro, con una crescita dell'11,5% rispetto ai primi tre mesi dello scorso anno, principalmente dovuta al favorevole andamento dei tassi passivi, legato alla marcata diminuzione dei relativi tassi di mercato ed alla minor onerosità della raccolta.

Marzo 2002	Marzo 2001 pro-forma	*Importi in milioni di euro*	Variazione 2002 - 2001 pro-forma	
			assoluta	%
235,3	247,9	Interessi attivi	-12,6	-5,1%
-87,7	-115,5	Interessi passivi	27,8	-24,1%
147,6	**132,4**	**Margine di interesse**	**15,2**	**11,5%**

Nel comparto dei **Ricavi da servizi** si registra un aumento del 5,8% rispetto ai primi tre mesi dell'esercizio precedente, imputabile principalmente alla voce **Profitti (perdite) da operazioni finanziarie**, in decisa ripresa rispetto al risultato negativo dello stesso periodo dell'anno precedente; da segnalare inoltre che le **Commissioni nette ed altri proventi di gestione netti** presentano una leggera crescita rispetto all'analogo periodo dell'esercizio precedente, nonostante le non sopite difficoltà dei mercati.

Il **Margine di intermediazione** dei primi tre mesi del 2002 si chiude pertanto con un aumento di 9,3 punti percentuali, corrispondente a 20,0 milioni di euro.

Marzo 2002	Marzo 2001 pro-forma	*Importi in milioni di euro*	Variazione 2002 - 2001 pro-forma	
			assoluta	%
147,6	**132,4**	**Margine di interesse**	**15,2**	**11,5%**
87,0	82,2	Ricavi da servizi	4,8	5,8%
81,3	*80,4*	*Commissioni nette ed altri proventi di gestione netti*	*0,9*	*1,1%*
2,2	*-1,0*	*Profitti (Perdite) da operazioni finanziarie*	*3,2*	*n.s.*
3,5	*2,8*	*Utili delle società valutate al patrimonio netto*	*0,7*	*25,0%*
234,6	**214,6**	**Margine di intermediazione**	**20,0**	**9,3%**

Pur in presenza di un aumento delle **Spese amministrative**, legato all'espansione delle attività del Gruppo, il **Risultato di gestione** registra una crescita del 22,2% rispetto ai primi tre mesi dell'anno precedente.

Marzo 2002	Marzo 2001 pro-forma	*Importi in milioni di euro*	Variazione 2002 - 2001 pro-forma	
			assoluta	%
234,6	**214,6**	**Margine di intermediazione**	**20,0**	**9,3%**
-149,1	-142,7	Spese amministrative	-6,4	4,5%
-92,3	*-88,6*	*Spese per il personale*	*-3,7*	*4,2%*
-56,8	*-54,1*	*Altre spese amministrative*	*-2,7*	*5,0%*
-15,6	-14,7	Ammortamenti di immobilizzazioni materiali e immateriali (escluso l'ammortamento delle differenze positive di consolidamento e di patrimonio netto)	-0,9	6,1%

Gli **Accantonamenti e rettifiche nette su crediti** presentano un incremento del 13,2%, essenzialmente dovuto ad accantonamenti prudenziali ai fondi per rischi ed oneri ed ai fondi rischi su crediti in conto capitale effettuati dalla Capogruppo nel primo trimestre 2002.

Le consistenze sopra descritte comportano un **Utile delle attività ordinarie** di 43,5 milioni di euro, con un aumento del 31,0% rispetto ai primi tre mesi dell'anno 2001.

Marzo 2002	Marzo 2001 pro-forma	*Importi in milioni di euro*	Variazione 2002 - 2001 pro-forma	
			assoluta	%
69,9	**57,2**	**Risultato di gestione**	**12,7**	**22,2%**
-4,9	-5,0	Ammortamenti delle differenze positive di consolidamento e di patrimonio netto	0,1	-2,0%
-21,5	-19,0	Accantonamenti e rettifiche netti su crediti	-2,5	13,2%
43,5	**33,2**	**Utile delle attività ordinarie**	**10,3**	**31,0%**
2,6	5,3	Utile (Perdita) straordinario	-2,7	-50,9%
46,1	**38,5**	**Utile lordo**	7,6	19,7%
-23,0	-19,9	Imposte sul reddito	-3,1	15,6%
-2,8	-2,8	Utile d'esercizio di pertinenza di terzi	0,0	0,0%
20,3	**15,8**	**Utile d'esercizio**	**4,5**	**28,5%**

E' proseguita, anche nel primo trimestre 2002, la crescita della **Raccolta totale da clientela ordinaria**.

31/03/02	31/12/01	*Importi in milioni di euro*	Variazione 31/03/02 - 31/12/01	
			assoluta	%
11.300,2	11.058,3	Raccolta diretta	241,9	2,2%
14.478,9	14.091,5	Raccolta indiretta	387,4	2,7%
25.779,1	**25.149,8**	**Raccolta totale da clientela ordinaria**	**629,3**	**2,5%**

La **Raccolta diretta** ha registrato un incremento, soprattutto nei comparti a vista e nelle obbligazioni, che hanno più che compensato la riduzione di altre forme tecniche rispetto alle consistenze di fine anno 2001.

31/03/02	31/12/01	*Importi in milioni di euro*	Variazione 31/03/02 - 31/12/01	
			assoluta	%
6.254,4	6.160,3	Raccolta a vista (c/c passivi, depositi a risparmio e fondi di terzi in amministrazione)	94,1	1,5%
450,4	452,4	Certificati di deposito	-2,0	-0,4%
3.596,1	3.391,6	Obbligazioni (comprese subordinate)	204,5	6,0%
10.300,9	**10.004,3**	**Raccolta tradizionale**	**296,6**	**3,0%**
938,4	934,7	Pronti contro Termine	3,7	0,4%
60,9	119,3	Altri titoli ed assegni circolari	-58,4	-49,0%
11.300,2	**11.058,3**	**Raccolta diretta**	**241,9**	**2,2%**

Rispetto al 31 dicembre 2001 anche la **Raccolta indiretta** evidenzia un incremento, principalmente imputabile al comparto amministrato nonché alla raccolta gestita derivante dai fondi.

31/03/02	31/12/01	Importi in milioni di euro	Variazione 31/03/02 - 31/12/01 assoluta	%
6.281,9	**6.063,7**	**Raccolta amministrata**	**218,2**	**3,6%**
8.197,0	**8.027,8**	**Raccolta gestita**	**169,2**	**2,1%**
2.253,7	2.340,1	Gestioni patrimoniali (GPM - GPS - GPF)	-86,4	-3,7%
4.345,4	4.089,3	Fondi	256,1	6,3%
1.597,9	1.598,4	Assicurazioni (riserve tecniche)	-0,5	0,0%
14.478,9	**14.091,5**	**Raccolta indiretta**	**387,4**	**2,7%**

I **Crediti verso clientela** presentano, rispetto al 31 dicembre 2001, un incremento dell'1,5%.

31/03/02	31/12/01	Importi in milioni di euro	Variazione 31/03/02 - 31/12/01 assoluta	%
11.509,4	11.334,4	Impieghi clientela	175,0	1,5%
193,9	196,8	Sofferenze nette	-2,9	-1,5%
11.703,3	**11.531,2**	**Crediti verso clientela**	**172,1**	**1,5%**

L'ammontare delle **Partite a rischio nette** si mantiene sostanzialmente in linea con i dati di fine anno 2001, così come il grado complessivo di copertura delle partite a rischio.

31/03/02	31/12/01	Importi in milioni di euro	Variazione 31/03/02 - 31/12/01 assoluta	%
418,5	410,1	Sofferenze lorde	8,4	2,0%
-224,6	-213,3	Dubbi esiti	-11,3	5,3%
193,9	**196,8**	**Sofferenze nette**	**-2,9**	**-1,5%**
53,7%	**52,0%**	**Grado di copertura sofferenze**		**1,7%**
244,8	243,3	Incagliate e ristrutturate lorde	1,5	0,6%
-45,9	-48,0	Dubbi esiti	2,1	-4,4%
198,9	**195,3**	**Incagliate e ristrutturate nette**	**3,6**	**1,8%**
18,8%	**19,7%**	**Grado di copertura incagliate e ristrutturate**		**-0,9%**
663,3	653,4	Partite a rischio lorde	9,9	1,5%
-270,5	-261,3	Dubbi esiti complessivi	-9,2	3,5%
392,8	**392,1**	**Partite a rischio nette**	**0,7**	**0,2%**
40,8%	**40,0%**	**Grado di copertura delle partite a rischio**		**0,8%**

Il portafoglio titoli complessivo si mantiene pressoché invariato rispetto al 31 dicembre 2001.

31/03/02	31/12/01	Importi in milioni di euro	Variazione 31/03/02 - 31/12/01 assoluta	%
1.713,9	1.699,6	Titoli non immobilizzati	14,3	0,8%
384,0	396,9	Titoli immobilizzati	-12,9	-3,3%
2.097,9	**2.096,5**	**Totale Titoli**	**1,4**	**0,1%**

Struttura territoriale

Nel corso del trimestre CR Firenze ha chiuso il proprio sportello di Fornaci di Barga (LU), in considerazione della sua scarsa redditività, convogliandone l'operatività sulla vicina Filiale di Barga. CR Mirandola ha aperto un nuovo punto di vendita a San Giovanni Lupatoto (VR), primo sportello di una banca controllata nella regione Veneto. L'entità complessiva degli sportelli del Gruppo rimane, come al 31 dicembre 2001, di 416 unità, ripartite come di seguito esposto.

Provincia	CR Firenze*	CR Pistoia e Pescia *	CR Civitavecchia *	CR Orvieto	CR Mirandola	Gruppo
Firenze	128	4				132
Arezzo	34					34
Siena	18					18
Grosseto	16					16
Lucca	15	7				22
Prato	11	3				14
Pistoia	2	48				50
Massa Carrara	10					10
Pisa	13					13
Livorno	8					8
Perugia	13			2		15
Roma	2		22			24
Bologna		1				1
Viterbo			3	9		12
Terni				22		22
Totali	**270**	**63**	**25**	**33**		**391**
Modena					16	16
Mantova					8	8
Verona					1	1
TOTALI	**270**	**63**	**25**	**33**	**25**	**416**

* compreso uno sportello per attività di prestiti su pegno

Personale del Gruppo

I dipendenti del Gruppo (società controllate e consolidate)

La tabella seguente riporta le evoluzioni intercorse nell'ultimo trimestre.

DIPENDENTI DEL GRUPPO			
	31.03.2002	31.12.2001	Variazione
Società consolidate integralmente			
CR Firenze S.p.A.*	3.457	3.699	-242
CR Pistoia e Pescia S.p.A.	743	748	-5
CR Civitavecchia S.p.A.	199	199	=
CR Orvieto S.p.A.	174	174	=
Centro Riscossione Tributi CERIT S.p.A.	224	0	+224
CFT Finanziaria S.p.A.	0	0	=
Infogroup S.p.A.	338	327	+11
Data Centro S.p.A.	51	51	=
CR Firenze Gestion Internationale S.A.	1	1	=
Totale	5.187	5.199	-12
Società consolidate proporzionalmente			
Findomestic Banca S.p.A.	1.531	1.487	+44
CR Mirandola S.p.A.	189	193	-4
Totale	1.720	1.680	+40
Altre Società controllate			
Centrovita Assicurazioni S.p.A.	22	21	+1
Perseo Finance S.r.l.	0	0	=
Info2B S.p.A.	4	4	=
Sogetes S.p.A.	2	2	=
Totale	28	27	+1
TOTALE	**6.935**	**6.906**	**+29**

*Il 1° gennaio 2002 si è avuto il passaggio di 224 unità dalle dipendenze di CR Firenze S.p.A. a quelle di CERIT S.p.A.

La gestione e la formazione del personale

Nel corso del trimestre ha preso avvìo il processo di valutazione delle prestazioni dell'anno 2001, conclusosi nel mese di aprile, caratterizzato dall'intento di rendere sempre più proficuo il confronto fra valutatore e valutato.

L'accesso all'offerta formativa del personale, gestita dalla Capogruppo, fa sempre più leva sugli strumenti di Intranet aziendale, attraverso i quali in particolare è possibile, da quest'anno, effettuare la scelta e la pianificazione degli interventi formativi per tutto il personale. Il personale del Gruppo ha potuto beneficiare di 3.224 giornate di formazione effettuate nel trimestre.

Altre informazioni

L'andamento delle quotazioni azionarie

Alla fine del mese di Marzo la quotazione del titolo risultava pari a €1.379, in crescita del 19.8% dalla fine dell'anno. La quotazione minima è stata di €1.138 e quella massima di €1.379.

Nei primi tre mesi dell'anno il titolo Cassa di Risparmio di Firenze ha abbondantemente sovraperformato sia l'indice generale (MIB) sia l'indice settoriale (MIB bancario) i quali sono cresciuti rispettivamente del 4.9% e del 9.5%. I volumi trattati sono aumentati parallelamente, sottolineando così lo spessore del livello dei prezzi raggiunto: nel trimestre, giornalmente, sono state scambiate in media circa 748.000 azioni contro le 340.000 del 2001 (+120%).

Situazione al 31 Marzo 2002
Prezzo Ufficiale € 1.379
Capitalizzazione 1.498 € mln

L'andamento del titolo nei primi tre mesi dell'anno



125
120
115
110
105
100
95
90
Banca CR FIRENZE
MIB Bancario
MIB Storico
JAN
FEB
MAR

La composizione dell'azionariato

La composizione dell'azionariato della CR Firenze S.p.A. al 31 marzo 2002, sulla base delle informazioni disponibili, era la seguente:

socio	N° azioni	Quota	Gruppo	Quota Gruppo
Ente C.R. Firenze	454.026.608	41,798%	=	41,798%
SanpaoloIMI S.p.A.	203.409.515	18,726%	SanpaoloIMI-	
Cardine Banca S.p.A.	8.766.953	0,807%	Cardine	19,533%
BNP-Paribas S.A.	74.468.217	6,856%	=	6,856%
Fondazione C.R. Pistoia	42.050.703	3,871%	=	3,871%
Fidelity International Limited	15.945.950	1,468%	Fidelity	
FMR Corp.	5.876.539	0,541%	Investments	2,009%
Banca CARIGE S.p.A.	8.766.953	0,807%		
Banca del Monte di Lucca S.p.A.	168.922	0,016%	Banca CARIGE	0,823%
C.R. Ravenna S.p.A.	6.000.000	0,552%	=	0,552%
Altri (Mercato e dip.ti)	266.756.033	24,558%		24,558%
Totale	1.086.236.393	100,000%		100,000%

I dati esposti sulla partecipazione delle società del Gruppo Fidelity Investments rispecchiano quelli forniti dallo stesso in occasione della comunicazione obbligatoria, ai sensi del D.Lgs. 58/98, relativa al superamento della soglia del 2%. L'ultima comunicazione inviataci il 3 maggio u.s. dal Gruppo Fidelity indica nel 4,46% la percentuale di partecipazione al capitale sociale.

Aree operative del Gruppo e Società consolidate

I risultati per Aree del Gruppo sono in sintesi i seguenti:

Marzo 2002	Marzo 2001 pro-forma	***Area operativa*** *Importi in milioni di euro*	Variazione 2002 - 2001 pro - forma assoluta	%
9,9	8,0	Retail banking	1,9	23,7%
6,1	4,9	Credito al consumo	1,2	24,5%
4,2	2,6	Società prodotto	1,6	61,5%
0,1	0,3	Società di servizi	-0,2	0,0%
20,3	**15,8**	**Utile netto di Gruppo**	**4,5**	**28,5%**

Il contributo del comparto **retail banking** alla formazione dell'utile del Gruppo nel primo trimestre 2002 rimane quello più significativo, rappresentando il 49% del totale.

In tale area sono ricomprese le seguenti società:

- CR Firenze S.p.A.
- CR Pistoia e Pescia S.p.A.
- CR Orvieto S.p.A.
- CR Civitavecchia S.p.A.
- CR Mirandola S.p.A. (consolidata con il metodo proporzionale al 50,691%)
- CFT Finanziaria S.p.A.
- Centro Riscossione Tributi - CERIT S.p.A.

La tabella seguente fornisce il conto economico consolidato riclassificato riferito al comparto in esame.

Marzo 2002	Marzo 2001 pro-forma	*Conto economico* *Importi in milioni di Euro*	Variazione 2002 - 2001 pro-forma	
			assoluta	%
105,2	**98,3**	**Margine d'interesse**	**6,9**	**7,0%**
64,4	69,5	Commissioni nette ed altri proventi di gestione netti	-5,1	-7,3%
2,1	-1,1	Profitti (Perdite) da operazioni finanziarie	3,2	290,9%
171,7	**166,7**	**Margine d'intermediazione**	**5,0**	**3,0%**
-128,3	-127,7	Costi operativi	-0,6	0,5%
43,4	**39,0**	**Risultato di gestione**	**4,4**	**11,3%**
-4,4	-4,3	Ammortamento differenze positive di consolidamento	-0,1	2,3%
-16,4	-13,5	Accantonamenti e rettifiche netti	-2,9	21,5%
6,5	5,6	Utile straordinario	0,9	16,1%
-17,2	-16,3	Imposte sul reddito	-0,9	5,5%
-2,0	-2,5	Utile di pertinenza di terzi	0,5	-20,0%
9,9	**8,0**	**Utile netto retail banking**	**1,9**	**23,7%**

In sintesi possono essere evidenziati i seguenti principali aspetti:

- la positiva dinamica del margine di interesse;
- una diminuzione delle commissioni nette e degli altri proventi di gestione netti da mettere in relazione alla dinamica della raccolta indiretta, la quale, pur facendo registrare flussi netti positivi di nuova raccolta, risente negativamente degli andamenti dei mercati e delle conseguenti preferenze della clientela, più orientata verso forme d'investimento più liquide ed a breve termine;
- la ripresa dei profitti da operazioni finanziarie, nonostante l'ancora incerto andamento dei mercati finanziari;
- la maggior incidenza degli accantonamenti e rettifiche netti, determinata dai criteri prudenziali adottati da tutte le banche del Gruppo.

Per quanto riguarda il settore del **credito al consumo** il Gruppo Findomestic, consolidato con il metodo proporzionale al 50% e leader nel proprio comparto, ha contribuito alla formazione dell'utile netto consolidato per il 30%. Le operazioni di finanziamento continuano a risultare in forte crescita.

Il contributo delle **società prodotto** presenta una crescita rispetto al primo trimestre del 2001, essenzialmente dovuta all'apporto della CR Firenze Gestion Internationale SA, società consolidata integralmente divenuta pienamente operativa a partire dall'aprile 2001.

Fatti di rilievo verificatisi dopo la chiusura del trimestre

Il 29 Aprile 2002 si è riunita l'assemblea dei soci che, in sede straordinaria, ha deliberato di aumentare gratuitamente il capitale sociale da €564.842.924,36 ad €619.154.744,01 mediante utilizzo di riserve disponibili e con aumento del valore nominale di ciascuna azione da €0,52 ad €0,57, ed in sede ordinaria ha approvato il bilancio dell'esercizio 2001 e la conseguente destinazione dell'utile di esercizio, nei termini proposti dal Consiglio di Amministrazione.

Evoluzione prevedibile dell'attività nell'esercizio 2002

I positivi risultati del primo trimestre dell'esercizio in corso sono il frutto dei legami con la clientela ed il territorio in genere, e del riconoscimento dell'affidabilità e del valore dei marchi del Gruppo.

In un contesto in cui la congiuntura economica permane incerta e le previsioni di ripresa dei mercati vengono spostate in avanti nel tempo, dato l'equilibrio strutturale che caratterizza il nostro bilancio in termini di rapporti tra passività e attività, tra breve e medio-lungo termine, tra raccolta diretta e indiretta si ritiene di poter contare su contributi stabili al conto

economico. Pertanto riteniamo prevedibile il mantenimento dell'andamento del trimestre ora chiuso, in un quadro di razionalizzazione delle risorse e di contenimento del rischio.

La prevedibile prosecuzione del consolidamento e dell'efficientamento del Gruppo darà un positivo contributo anche allo sviluppo della redditività.